UNITED STATES
			        SECURITIES AND EXCHANGE COMMISSION
				       WASHINGTON, D.C. 20549

					SCHEDULE 13D

			UNDER THE SECURITIES EXCHANGE ACT OF 1934
				         (AMENDMENT NO. 7)

				WALKER INTERACTIVE SYSTEMS INC.
				-------------------------------------------------------
					(Name of Issuer)

				            COMMON STOCK
				----------------------------------------------
				       (Title of Class of Securities)

					   931664106
				-------------------------------------
					(CUSIP Number)

					BOB K. PRYT
				BKP CAPITAL MANAGEMENT
	 			ONE SANSOME STREET, STE 3900
				    SAN FRANCISCO, CA 94104
				TELEPHONE NUMBER  415 288-2335
				-------------------------------------------------
			(Name, Address and Telephone Number of Person
			 Authorized to Receive Notices and Communications)

					MARCH 19, 1997
			----------------------------------------------------------------
			(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following
box [   ].

Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  931664106
------------------------------
-----------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
			BKP CAPITAL MANAGEMENT
			94-3137664
------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A)  [ x ]
										(B)  [    ]
-------------------------------------------------------------------------
3	SEC USE ONLY

--------------------------------------------------------------------------
4	SOURCE OF FUNDS*
			AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSANT TO ITEMS 2(d)  2(e)				[   ]
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
			CALIFORNIA
---------------------------------------------------------------------------
NUMBER		7	SOLE VOTING POWER
OF SHARES				-0-
BENEFICIALLY		-------------------------------------------
OWNED BY		8	SHARED VOTING POWER
EACH					2,508,800
REPORTING		--------------------------------------------
PERSON		9	SOLE DISPOSITIVE POWER
WITH					-0-
			---------------------------------------------
			10	SHARED DISPOSITIVE POWER
					2,508,800
			---------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			2,508,800
----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
											[   ]
----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
			17.6%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
			CO
---------------------------------------------------------------------------







CUSIP NO.  931664106
------------------------------
--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
			BOB K. PRYT
			SSN:	###-##-####
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(A)  [ x ]
									(B)  [    ]
--------------------------------------------------------------------------
3	SEC USE ONLY

--------------------------------------------------------------------------
4	SOURCE OF FUNDS*
			AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSANT TO ITEMS 2(d)  2(e)			[   ]
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
			UNITED STATES OF AMERICA
---------------------------------------------------------------------------
NUMBER		7	SOLE VOTING POWER
OF SHARES				227,100
BENEFICIALLY		------------------------------------------
OWNED BY		8	SHARED VOTING POWER
EACH					2,281,700
REPORTING		------------------------------------------
PERSON		9	SOLE DISPOSITIVE POWER
WITH					227,100
			-------------------------------------------
			10	SHARED DISPOSITIVE POWER
					2,281,700
			-------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			2,508,800
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
										[   ]
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
			17.6%
-------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
			IN
-------------------------------------------------------------------------







CUSIP NO.  931664106
------------------------------
-------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
			BKP PARTNERS, L.P. A CALIFORNIA LIMITED PARTNERSHIP
			94-3124071
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A)  [ x ]
										(B)  [    ]
--------------------------------------------------------------------------
3	SEC USE ONLY

--------------------------------------------------------------------------
4	SOURCE OF FUNDS*
			WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSANT TO ITEMS 2(d)  2(e)			[   ]
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
			CALIFORNIA
--------------------------------------------------------------------------
NUMBER		7	SOLE VOTING POWER
OF SHARES				2,281,700
BENEFICIALLY		-------------------------------------------------
OWNED BY		8	SHARED VOTING POWER
EACH					-0-
REPORTING		--------------------------------------------------
PERSON		9	SOLE DISPOSITIVE POWER
WITH					2,281,700
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
					-0-
			--------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			2,508,800
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
										[   ]
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
			17.6%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
			PN
--------------------------------------------------------------------------




CUSIP No. 931664106

ITEM 1.		SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Walker Interactive Systems, Inc., a Delaware corporation ("WALK"). The principal executive office of WALK is located at Marathon Plaza Three North, 303 Second Street, San Francisco, California 94107.

ITEM 2.		IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization and general partners, and the information regarding them, is as follows:

(a)	BKP Capital Management, a California corporation ("BKPCM");
	Bob K. Pryt ("Pryt"); and BKP Partners, L.P., a California limited partnership ("BKPP").

(b)	The business address of BKPCM, Pryt and BKPP is One Sansome
	Street, Suite 3900, 39th Floor, San Francisco, CA  94104.

(c)	Pryt is the sole shareholder of BKPCM.  BKPCM and Pryt are
	the general partners of BKPP, which is an investment partnership.

(d)	During the last five years, none of such persons has been convicted in
	a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil
	proceeding of a judicial or administrative body of competent jurisdiction
	and as a result of such proceeding was or is subject to a judgment, decree
	or final order enjoining future violations of, or prohibiting or 	mandating
	activities subject to, federal or state securities laws or finding any
	violation with respect to such laws.

(f)	Pryt is a citizen of the United States of America.

ITEM 3.		SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The net source and amount of funds used in purchasing the additional Stock were as follows:

Purchaser				Source of Funds			   Amount
BKPP					Working Capital			$3,258,518
Pryt					Personal Funds			   $239,771

ITEM 4.		PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.


ITEM 5.		INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

		Aggregate Beneficially
			Owned			Voting Power		         Dispositive Power
Name		Number		Percent		Sole	Shared		        Sole	Shared

BKPCM		2,508,800	17.6		0	  2,508,800	           0           2,508,800

Pryt		2,508,800	17.6	          227,100	  2,281,700	    227,100       2,281,700

BKPP		2,508,800  	17.6	        2,281,700	         0		    2,281,700	        0

BKP Partners and Bob Pryt acquired an additional 267,000 shares from $12.3125 to $14.2500 per share during the last 60 days.

						  	Number		Price
	Type of		Purchase		  	 of		 per		Broker
Name	Security		or Sale		Date		Shares		Share		Used
BKPP	Common	P		2/4/97		25,000 		13.1250		MSCO

BKPP	Common	P		2/5/97		4,500 		13.1875		SHEM

BKPP	Common	P		2/6/97		2,000 		13.0625		SHEM

BKPP	Common	P		2/7/97		5,000 		13.0625		TSCO

BKPP	Common	P		2/7/97		6,000 		13.0600		WEED

BKPP	Common	P		2/7/97		4,600 		12.7361		PFTC

BKPP	Common	P		2/10/97		30,000 		12.6542		SHEM

BKPP	Common	P		2/11/97		1,000 		12.8750		WEED

BKPP	Common	P		2/12/97		2,500 		12.6875		SHEM

BKPP	Common	P		2/13/97		2,000 		12.9375		SHEM

BKPP	Common	P		2/13/97		10,000 		13.1250		WEED

Pryt	Common	P		2/19/97		13,400 		13.1635		MSCO

BKPP	Common	P		2/19/97		2,500 		13.1875		SHEM

BKPP	Common	P		2/19/97		3,000 		14.0000		WEED

BKPP	Common	P		2/20/97		2,000 		14.2430		SHEM

BKPP	Common	P		2/20/97		5,000 		14.1250		PFTC

BKPP	Common	P		2/20/97		12,000 		14.2083		WEED

BKPP	Common	P		2/21/97		2,000 		14.2500		PFTC

BKPP	Common	P		2/21/97		2,000 		14.2500		WEED

BKPP	Common	P		2/24/97		7,000 		13.7050		SHEM

BKPP	Common	P		2/24/97		10,000 		13.6250		MONT

BKPP	Common	P		2/25/97		10,000 		13.7500		OPCO

BKPP	Common	P		2/25/97		5,000 		13.3750		TSCO

BKPP	Common	P		2/26/97		1,000 		13.3125		PFTC

BKPP	Common	P		3/5/97		2,000 		13.0625		WEED

BKPP	Common	P		3/5/97		2,000 		13.2500		SHEM

BKPP	Common	P		3/6/97		2,500 		13.5625		SHEM

BKPP	Common	P		3/11/97		4,000 		13.5000		WEED

Pryt	Common	P		3/11/97		5,000 		12.6761		SHEM

BKPP	Common	P		3/18/97		2,500 		12.5625		SHEM

BKPP	Common	P		3/19/97		15,000 		13.2500		SHEM

BKPP	Common	P		3/19/97		3,000 		12.7500		PFTC

BKPP	Common	P		3/20/97		25,500 		12.3321		SHEM

BKPP	Common	P		3/24/97		10,000 		12.9900		WEED

BKPP	Common	P		3/24/97		7,000 		12.3125		SHEM

BKPP	Common	P		3/25/97		3,000 		2.3125		SHEM

BKPP	Common	P		3/26/97		3,000 		12.6667		PFTC

BKPP	Common	P		3/27/97		15,000 		13.0292		SHEM


MONT - Montgomery Securities
MSCO - Morgan Stanley Co.
OPCO - Oppenheimer & Co.
PFTC - Preferred Technology
SHEM - The Shemano Group
TSCO - Troster Singer
WEED - Weeden & Co.




ITEM 6.		CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
		RESPECT TO SECURITIES OF THE ISSUER.

BKPCM and Pryt are the general partners of BKPP pursuant to a limited partnership agreement providing to BKPCM and Pryt the authority, among other things, to invest the funds of BKPP in the Stock, to vote and dispose of those securities and to file this statement on behalf of BKPP. Pursuant to such limited partnership agreement, the general partners are entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met.


ITEM 7.		MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of such person's knowledge, each person executing this statement below certifies that the information set forth in this statement is true, complete and correct.


	DATE:  March 31, 1997			BKP PARTNERS, L.P.
						A California Limited Partnership

						By BKP Capital Management, General Partner


						By ----------------------------------
							Bob K. Pryt
							President


						By -----------------------------------
							Bob K. Pryt, General Partner